 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1

Genocea Biosciences, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

372427401
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 372427401

1	NAME OF REPORTING PERSON

Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,532,957 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,532,957 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,532,957 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.2% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 147,648 shares of Common Stock underlying certain Warrants (defined in Item 4) owned by BVF. The Warrants are subject to the Warrants Blocker (defined in Item 4).

Includes 103,395 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by BVF. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 252,407 shares of Common Stock underlying certain Pre-Funded B Warrants (defined in Item 4) owned by BVF. The Pre-Funded B Warrants are subject to the Pre-Funded B Warrants Blocker (defined in Item 4).

2

CUSIP No. 372427401

1	NAME OF REPORTING PERSON

BVF I GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,532,957 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,532,957 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,532,957 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.2% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 147,648 shares of Common Stock underlying certain Warrants (defined in Item 4) owned by BVF. The Warrants are subject to the Warrants Blocker (defined in Item 4).

Includes 103,395 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by BVF. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 252,407 shares of Common Stock underlying certain Pre-Funded B Warrants (defined in Item 4) owned by BVF. The Pre-Funded B Warrants are subject to the Pre-Funded B Warrants Blocker (defined in Item 4).

3

CUSIP No. 372427401

1	NAME OF REPORTING PERSON

Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,269,708 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,269,708 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,269,708 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.7% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 98,640 shares of Common Stock underlying certain Warrants (defined in Item 4) owned by BVF2. The Warrants are subject to the Warrants Blocker (defined in Item 4).

Includes 93,331 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by BVF2. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 227,841 shares of Common Stock underlying certain Pre-Funded B Warrants (defined in Item 4) owned by BVF2. The Pre-Funded B Warrants are subject to the Pre-Funded B Warrants Blocker (defined in Item 4).

4

CUSIP No. 372427401

1	NAME OF REPORTING PERSON

BVF II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,269,708 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,269,708 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,269,708 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.7% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 98,640 shares of Common Stock underlying certain Warrants (defined in Item 4) owned by BVF2. The Warrants are subject to the Warrants Blocker (defined in Item 4).

Includes 93,331 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by BVF2. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 227,841 shares of Common Stock underlying certain Pre-Funded B Warrants (defined in Item 4) owned by BVF2. The Pre-Funded B Warrants are subject to the Pre-Funded B Warrants Blocker (defined in Item 4).

5

CUSIP No. 372427401

1	NAME OF REPORTING PERSON

Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		223,061 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

223,061 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

223,061 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON

PN

(1) Includes 25,318 shares of Common Stock underlying certain Warrants (defined in Item 4) owned by Trading Fund OS. The Warrants are subject to the Warrants Blocker (defined in Item 4).

Includes 13,350 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by Trading Fund OS. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 32,590 shares of Common Stock underlying certain Pre-Funded B Warrants (defined in Item 4) owned by Trading Fund OS. The Pre-Funded B Warrants are subject to the Pre-Funded B Warrants Blocker (defined in Item 4).

6

CUSIP No. 372427401

1	NAME OF REPORTING PERSON

BVF Partners OS Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		223,061 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

223,061 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

223,061 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Includes 25,318 shares of Common Stock underlying certain Warrants (defined in Item 4) owned by Trading Fund OS. The Warrants are subject to the Warrants Blocker (defined in Item 4).

Includes 13,350 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by Trading Fund OS. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 32,590 shares of Common Stock underlying certain Pre-Funded B Warrants (defined in Item 4) owned by Trading Fund OS. The Pre-Funded B Warrants are subject to the Pre-Funded B Warrants Blocker (defined in Item 4).

7

CUSIP No. 372427401

1	NAME OF REPORTING PERSON

BVF GP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		2,802,665 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

2,802,665 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,802,665 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8% (1)
12	TYPE OF REPORTING PERSON

OO

(1) Includes 147,648 shares of Common Stock underlying certain Warrants (defined in Item 4) owned by BVF and 98,640 shares of Common Stock underlying certain Warrants owned by BVF2. The Warrants are subject to the Warrants Blocker (defined in Item 4).

Includes 103,395 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by BVF and 93,331 shares of Common Stock underlying certain B Warrants owned by BVF2. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 252,407 shares of Common Stock underlying certain Pre-Funded B Warrants (defined in Item 4) owned by BVF and 227,841 shares of Common Stock underlying certain Pre-Funded B Warrants owned by BVF2. The Pre-Funded B Warrants are subject to the Pre-Funded B Warrants Blocker (defined in Item 4).

8

CUSIP No. 372427401

1	NAME OF REPORTING PERSON

BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,161,668 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

3,161,668 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,161,668 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5% (1)
12	TYPE OF REPORTING PERSON

PN, IA

(1) Includes 312,498 shares of Common Stock underlying certain Warrants (defined in Item 4) owned by the Reporting Persons. The Warrants are subject to the Warrants Blocker (defined in Item 4).

Includes 217,617 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by the Reporting Persons. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 531,248 shares of Common Stock underlying certain Pre-Funded B Warrants (defined in Item 4) owned by the Reporting Persons. The Pre-Funded B Warrants are subject to the Pre-Funded B Warrants Blocker (defined in Item 4).

9

CUSIP No. 372427401

1	NAME OF REPORTING PERSON

BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,161,668 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

3,161,668 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,161,668 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5% (1)
12	TYPE OF REPORTING PERSON

CO

(1) Includes 312,498 shares of Common Stock underlying certain Warrants (defined in Item 4) owned by the Reporting Persons. The Warrants are subject to the Warrants Blocker (defined in Item 4).

Includes 217,617 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by the Reporting Persons. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 531,248 shares of Common Stock underlying certain Pre-Funded B Warrants (defined in Item 4) owned by the Reporting Persons. The Pre-Funded B Warrants are subject to the Pre-Funded B Warrants Blocker (defined in Item 4).

10

CUSIP No. 372427401

1	NAME OF REPORTING PERSON

Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		3,161,668 (1)
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

3,161,668 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,161,668 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5% (1)
12	TYPE OF REPORTING PERSON

IN

(1) Includes 312,498 shares of Common Stock underlying certain Warrants (defined in Item 4) owned by the Reporting Persons. The Warrants are subject to the Warrants Blocker (defined in Item 4).

Includes 217,617 shares of Common Stock underlying certain B Warrants (defined in Item 4) owned by the Reporting Persons. The B Warrants are subject to the B Warrants Blocker (defined in Item 4).

Includes 531,248 shares of Common Stock underlying certain Pre-Funded B Warrants (defined in Item 4) owned by the Reporting Persons. The Pre-Funded B Warrants are subject to the Pre-Funded B Warrants Blocker (defined in Item 4).

11

CUSIP No. 372427401

Item 1(a).	Name of Issuer:

Genocea Biosciences, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

Cambridge Discovery Park

100 Acorn Park Drive, 5th Floor

Cambridge, MA

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF I GP LLC (“BVF GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF II GP LLC (“BVF2 GP”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF Partners OS Ltd. (“Partners OS”)

PO Box 309 Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Citizenship: Cayman Islands

BVF GP Holdings LLC (“BVF GPH”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

12

CUSIP No. 372427401

BVF Partners L.P. (“Partners”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

BVF Inc.

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)

44 Montgomery St., 40th Floor

San Francisco, California 94104

Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

372427401

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

13

CUSIP No. 372427401

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on December 31, 2019, the Reporting Persons hold 624,998 warrants, exercisable for an aggregate of 312,498 shares of Common Stock (the “Warrants”). Two Warrants entitle the holder thereof to acquire, for an exercise price of $9.60, one share of Common Stock. The Warrants are only exercisable to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would not beneficially own more than 9.99% of the outstanding shares of Common Stock after giving effect to such exercise, as such percentage ownership is determined in accordance with the terms of the Warrants (the “Beneficial Ownership Limitation”). As of December 31, 2019, the Beneficial Ownership Limitation does not limit the exercise of the Warrants by the Reporting Persons.

As of the close of business on December 31, 2019, the Reporting Persons hold 217,617 Class B Warrants (the “B Warrants”) exercisable for an aggregate of 217,617 shares of Common Stock. The B Warrants have an exercise price of $4.5248 per share, subject to the terms of the B Warrants, and expire on February 14, 2024. The B Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “B Warrants Blocker”). As of December 31, 2019, the B Warrants Blocker does not limit the exercise of the B Warrants by the Reporting Persons.

As of the close of business on December 31, 2019, the Reporting Persons hold 531,248 Class B Pre-Funded Warrants (the “Pre-Funded B Warrants”) exercisable for an aggregate of 531,248 shares of Common Stock. The Pre-Funded B Warrants are pre-funded warrants and have an exercise price of $0.01 per share and expire on February 14, 2039. The Pre-Funded B Warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 9.99% of the number of shares of Common Stock then issued and outstanding (the “Pre-Funded B Warrants Blocker”). As of December 31, 2019, the Pre-Funded B Warrants Blocker does not limit the exercise of the Pre-Funded B Warrants by the Reporting Persons.

As of the close of business on December 31, 2019 (i) BVF beneficially owned 1,532,957 shares of Common Stock, including (a) 147,648 shares of Common Stock underlying certain Warrants held by it, (b) 103,395 shares of Common Stock underlying certain B Warrants held by it and (c) 252,407 shares of Common Stock underlying certain Pre-Funded B Warrants held by it; (ii) BVF2 beneficially owned 1,269,708 shares of Common Stock, including (a) 98,640 shares of Common Stock underlying certain Warrants held by it, (b) 93,331 shares of Common Stock underlying certain B Warrants held by it and (c) 227,841 shares of Common Stock underlying certain Pre-Funded B Warrants held by it; and (iii) Trading Fund OS beneficially owned 223,061 shares of Common Stock, including (a) 25,318 shares of Common Stock underlying certain Warrants held by it, (b) 13,350 shares of Common Stock underlying certain B Warrants held by it and (c) 32,590 shares of Common Stock underlying certain Pre-Funded B Warrants held by it.

14

CUSIP No. 372427401

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 1,532,957 shares of Common Stock beneficially owned by BVF.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 1,269,708 shares of Common Stock beneficially owned by BVF2.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 223,061 shares of Common Stock beneficially owned by Trading Fund OS.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 2,802,665 shares of Common Stock beneficially owned in the aggregate by BVF and BVF2.

Partners, as the investment manager of BVF, BVF2 and Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 3,161,668 shares of Common Stock beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, including 135,942 shares of Common Stock, which includes (a) 40,892 shares of Common Stock underlying certain Warrants, (b) 7,541 shares of Common Stock underlying certain B Warrants and (c) 18,410 shares of Common Stock underlying certain Pre-funded B Warrants, held in certain Partners Managed Accounts (the “Partners Managed Accounts”).

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 3,161,668 shares of Common Stock beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 3,161,668 shares of Common Stock beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. BVF GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF. BVF2 GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF2. Partners OS disclaims beneficial ownership of the shares of Common Stock beneficially owned by Trading Fund OS. BVF GPH disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF and BVF2. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the shares of Common Stock beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on a denominator which is the sum of: (i) 47,336,130 shares of Common Stock outstanding, as of the close of the Issuer’s offering as set forth on its Prospectus Supplement on Form 424B5 filed with the Securities and Exchange Commission on November 8, 2019, (ii) certain or all of the 312,498 shares of Common Stock underlying the Warrants, as applicable, (iii) certain or all of the 217,617 shares of Common Stock underlying the B Warrants, as applicable; and (iv) certain or all of the 531,248 shares of Common Stock underlying the Pre-Funded B Warrants, as applicable.

15

CUSIP No. 372427401

As of the close of business on December 31, 2019, (i) BVF beneficially owned approximately 3.2% of the outstanding shares of Common Stock, (ii) BVF2 beneficially owned approximately 2.7% of the outstanding shares of Common Stock, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding shares of Common Stock, (iv) BVF GP may be deemed to beneficially own approximately 3.2% of the outstanding shares of Common Stock, (v) BVF2 GP may be deemed to beneficially own approximately 2.7% of the outstanding shares of Common Stock, (vi) Partners OS may be deemed to beneficially own less than 1% of the outstanding shares of Common Stock, (vii) BVF GPH may be deemed to beneficially own approximately 5.8% of the outstanding shares of Common Stock, and (viii) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 6.5% of the outstanding shares of Common Stock (less than 1% of the outstanding shares of Common Stock are held in the Partners Managed Accounts).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

BVF GPH, BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF. BVF GPH, Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by BVF2. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares of Common Stock beneficially owned by Trading Fund OS and the Partners Managed Accounts.

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CUSIP No. 372427401

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 372427401

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

BIOTECHNOLOGY VALUE FUND, L.P.		BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF I GP LLC., its general partner	By:	BVF Partners L.P., its investment manager
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
President

BVF I GP LLC
BVF GP HOLDINGS LLC
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
Chief Executive Officer

BIOTECHNOLOGY VALUE FUND II, L.P.
BVF PARTNERS L.P.
By:	BVF II GP LLC its general partner
		By:	BVF Inc., its general partner
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark N. Lampert
President

BVF II GP LLC
BVF INC.
By:	/s/ Mark N. Lampert
	Mark N. Lampert	By:	/s/ Mark N. Lampert
	Chief Executive Officer		Mark Lampert
President

BVF PARTNERS OS LTD.
/s/ Mark N. Lampert
By:	BVF Partners L.P., its sole member	MARK N. LAMPERT
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

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